Mail Stop 3-8


								April 5, 2005


By Facsimile and U.S. Mail

Mr. Franklin C. Karp
Chief Executive Officer and President
Harvey Electronics, Inc.
205 Chubb Avenue
Lyndhurst, NJ 07071

	RE:	Form 10-K for the fiscal year ended October 30, 2004
		File No. 1-04626
Filed January 28, 2005

Form 10-Q for the quarterly period ended January 29, 2005

Dear Mr. Karp:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 30, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations

2. It appears that you are presenting EBITDA as a non-GAAP measure of
performance.   Because EBITDA eliminates items of a recurring
nature,
please refer to Item 10(e)(1)(ii)(B) of Regulation S-K and Questions
8 and 15 of the Staff`s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the non-GAAP FAQ) and justify for us supplementally your presentation of this measure. Your current disclosure that the company uses this measure to evaluate performance is not sufficient in this regard. Also, to the extent you are able to justify including this non-GAAP performance measure in your future filings, please ensure you revise your disclosures to include each of the disclosures listed in the bullet points of Question 8 of the non-
GAAP FAQ. Show us supplementally how the revised disclosures will read.

3. Please disclose how you calculate the change in comparable store sales from period to period. Given your plans to relocate a store in the spring of 2005, please make it clear how you treat relocated stores in these computations, as well as any stores that were closed or renovated during the period.

4. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the increase in net sales from fiscal year 2003 to 2004 is due to strong sales growth at specific Harvey and Bang & Olufsen stores, partially offset by sales decreases at certain other stores. While this information is beneficial to the reader, you do not explain why sales increased or decreased at these specific stores. A discussion of the relevant factors and trends that led to the movement in sales at these stores, such as new product lines or changes in merchandise mix, would be beneficial to the reader. See SEC Release No. 33-8350.

5. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item. For example, with respect to the changes in your selling, general and administrative expenses from fiscal year 2003 to 2004, please quantify the extent to which the changes are attributable to the various contributing factors you mention. See Item 303(a) of Regulation S-K and SEC Release No. 33-
8350.

6. We note that your presentation of the change in "comparable"
SG&A
expenses represents a non-GAAP measure subject to the disclosure
and
reconciliation requirements as well as prohibitions in Item 10(e)
of
Regulation S-K.  It is unclear from your disclosure how you
arrived
at comparable SG&A expenses or the change in comparable SG&A
expenses.   It is also unclear why you are discussing this
measure,
as opposed to discussing the change in SG&A expense as presented on
your statements of operations.  Please tell us why you believe this
measure is permitted to be included in your filings pursuant to
Item
10(e)(1)(ii)(B) of Regulation S-K.  Also refer to Questions 8 and
9
of the non-GAAP FAQ, as applicable.  Moreover, to the extent you plan
to include this measure in future filings, please provide a reconciliation, preferably in tabular form, which reconciles the non-
GAAP measure to the change in SG&A expense as calculated from the
face of your financial statements.   Please also ensure you
disclose
the other information required by Item 10(e) of Regulation S-K and Question 8 of the non-GAAP FAQ (as applicable) with respect to this measure. Show us supplementally how the revised disclosures will read. Finally, please ensure you provide a discussion with equal or greater prominence of the reasons for the changes in your SG&A expense on a GAAP basis.

Liquidity and Capital Resources

7. Please ensure your discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements.
For example, you mention that the cash flow provided from operations is primarily due to increases in customer deposits and inventory, offset by decreases in accounts payable. Please provide analysis explaining the underlying reasons for the fluctuations in these accounts.

Item 9A. Disclosure Controls and Procedures

8. Please revise your future filings to identify any changes, not just significant changes, in your internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.
See Item 308(c) of Regulation S-K.

Financial Statements

Statements of Cash Flows

9. Reference is made to your net presentation of borrowings and repayments on your revolving credit facility. Because the borrowings under your revolving credit facility are classified as a long-term liability on your balance sheet, it does not appear that netting of borrowings and repayments under this facility is appropriate under GAAP. Refer to paragraph 13 of SFAS 95. Please either revise your future filings accordingly, or otherwise tell us why you believe net presentation is appropriate.




1. Description of Business and Summary of Significant Accounting
Policies

General

10. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in cost of sales. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A.
If you determine that these amounts are immaterial for disclosure, please supplementally provide us with your qualitative and quantitative assessment of materiality for all periods presented.

Long-Lived Assets

11. Please consider disclosing the range of depreciable lives of your furniture, fixtures and equipment.

Income Per Share

12. Please disclose a reconciliation, in tabular format, of the numerator and denominator of the basic and diluted per-share computations for each period presented. This reconciliation should detail the individual income and share amount effects of all securities that affect earnings per share. See paragraph 40(a) of SFAS 128. Show us supplementally what the revised disclosure would look like for the historical periods presented.

Advertising Expense

13. We note your disclosure that you record cooperative advertising funds as a reduction of advertising expense. Please ensure that you also disclose the statement of operations line item in which net advertising expense is included and the gross amounts of advertising expenses and cooperative advertising reimbursements for each period presented. Refer to EITF 02-16 and SOP 93-7. We further note that you receive manufacturer rebates based on volume buying levels. Please disclose whether you record the rebates as progress is made toward earning them or whether they are only recognized upon achievement of milestones. Where applicable, please also revise your
MD&A to discuss changes in cooperative advertising reimbursements and manufacturer rebates between periods and how they impacted the related statement of operations line items.

4. 8.5% Cumulative Convertible Preferred Stock

14. Please help us understand what you mean when you say, "commencing on January 1, 2001, the Preferred Stock is convertible at $1.2333."
Were the terms of the preferred stock modified on January 1, 2001? If so, how were the terms of the stock modified and how did this impact your accounting for the Preferred Stock, if at all? Also address in your response whether you recorded a beneficial conversion feature associated with this preferred stock at issuance and/or upon modification of the terms of the issuance, and why or why not. If there was a beneficial conversion feature upon issuance or upon modification, help us understand why there is no reduction to net income available to common shareholders in any period presented to reflect your amortization of the discount on the Preferred Stock issuance. Please cite the applicable authoritative literature in your response.

5.  Income Taxes

15. We note that during the fourth quarter ended October 30, 2004, you recorded a $1,350,000 reduction to your deferred tax asset valuation allowance, resulting in an income tax benefit of $977,000.
Citing the factors in SFAS 109, please explain in detail how you determined that the material reduction of the valuation allowance was appropriate, including the negative and positive evidence you considered in your evaluation. Also indicate what caused the change in your outlook with respect to the probability of generating future taxable income between November 1, 2003 and October 30, 2004. Please revise your MD&A in future filings to discuss in more detail the basis for your reversal of the valuation allowance and to highlight the judgments and assumptions involved in evaluating the sufficiency of the remaining valuation allowance.

16. Please explain to us supplementally how you determined the allocation of the $1,350,000 reversal between the deferred tax benefit ($977,000) and the reorganization value in excess of amounts allocable to identifiable assets ($373,000).

7.  Commitments and Contingencies

17. In disclosing rental expense under operating leases, please provide separate amounts, if material, for contingent and minimum rentals for each period presented. See paragraph 16(c) of SFAS
13.

18. Based on your disclosure, it appears that a loss related to the contamination matter involving the Pennsylvania Department of Environmental Protection may be reasonably possible. As noted in paragraph .165 of SOP 96-1, an entity is often able to determine early in the remediation process that it is probable it has an obligation, even though the determination of a reasonable estimate of the total cost of that obligation may take additional time. When a loss is reasonably possible, but not probable, or probable, but not reasonably estimable, paragraph 10 of SFAS 5 requires that you disclose the estimated amount (or range) of the possible loss or a statement that an estimate cannot be made. Please note that reasonably possible, as described in paragraph .160 of SOP 96-1, spans a significant range starting from remote and ending with probable. Accordingly, please disclose a range of possible losses in your future filings or supplementally tell us why an estimate cannot be made. See also the guidance provided in SAB Topic 5-Y.

Schedule II - Valuation and Qualifying Accounts

19. Please revise this schedule in future filings to include your sales returns allowance. Alternatively, you may provide such disclosure in the notes to the financial statements or in MD&A. See
Rules 5-04 and 12-09 of Regulation S-X. Supplementally provide us with a roll forward of the sales returns allowance for the historical periods presented.

   As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   If you have any questions regarding these comments, please direct them to Staff Accountant Andrew Blume at (202) 824-5455. In his absence, direct your questions to Robyn Manuel at (202) 942-7786. Any other questions regarding disclosure issues may be directed to me at (202) 942-2905.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief


Mr. Franklin C. Karp
Chief Executive Officer and President
Harvey Electronics, Inc.
April 5, 2005
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